Exhibit 23.1

The Board of Directors

Dover Motorsports, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-58779) on Form S-8 of Dover Motorsports, Inc. of our report dated January 29, 2003, with respect to the consolidated balance sheets of Dover Motorsports, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings and comprehensive earnings and cash flows for the years ended December 31, 2002 and 2001, the six-months ended December 31, 2000 and the year ended June 30, 2000, which report appears in the December 31, 2002 annual report on Form 10-K of Dover Motorsports, Inc. Our report refers to a change in the method of accounting for goodwill and intangible assets.

KPMG LLP

Philadelphia, Pennsylvania

March 11, 2003